Media release
February 14, 2007
SUPERIOR CUSTOMER SERVICE DRIVES ASB GROWTH
Statement made by Gary Judd QC, Chairman, ASB Bank Limited
•	ASB interim profit up 15 percent to $250 million
•	Strong growth across the business in highly competitive market
•	Customer satisfaction results place ASB top amongst major banks
Growth based on superior customer service and satisfaction saw ASB increase its after tax operating profit by 15 percent to $250 million, for the six months ending 31December 2006, compared with the same period in 2005.
The banking environment is incredibly competitive and challenging at present, and margins are at record low levels. With ASB’s net interest rate margin continuing to sit around the 1.9 percent mark, the Bank’s consistent focus on excellence in customer service has provided it with a competitive edge to continue to drive growth.
The Bank maintained its share of the home lending market, having increased its balances over the six months to 31December 2006 by 6.8 percent. The mortgage market continues to be highly competitive, and ASB has enjoyed success through its complete lending package and superior service offering.
Total ASB assets continue to grow and are closing in on the $50 billion milestone. At 31 December 2006, total assets stood at $48.6 billion, up 16 percent on the same period in 2005.
Independent research shows that ASB continues to set the benchmark for the major banks in terms of customer satisfaction.
In the December 2006 quarter, ASB lifted to a clear leadership position in Nielsen’s retail banking measure of “Overall Service Rating”. ASB also retained the top satisfaction spot amongst the main banks in the Roy Morgan banking satisfaction survey, released in November 2006.
Recently, ASB has launched a number of new products, including low fee transaction accounts, which have been well received by existing and new customers. FastSaver and the new BusinessSaver accounts continue to grow strongly, collectively representing 72 percent of total retail deposit growth for the half year. Retail deposit balances of $22.8 billion were 8.1 percent higher than at 30 June 2006.
Ends
For further information please contact:
Hugh Burrett, Managing Director, ASB on 021 736 816
Linley Wood – Head of Corporate Affairs, ASB on 021 221 2121
Issued on behalf of ASB by Network PR (Simon Kenny), ph: 021 739974